SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

SUL-TSX VENTURE

05010243

August 2, 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG - 3 2005
WASH. D.C. 199 SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

PROCESSED
AUG 08 2005
THOMSON
FINANCIAL

Enclosures

United States Sec Filing
August 2, 2005

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

SEC MAIL PROCESSING
RECEIVED
AUG - 3 2005
WASH. D.C. 199 SECTION

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals Announces Private Placement Financing – dated July 14, 2005.
2. Sultan Minerals Closes Private Placement Financing – dated July 22, 2005.

Correspondence with Securities Commission(s)

3. Form 51-102F3 – Material Change Report – dated July 22, 2005.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 14, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that subject to regulatory approval, Sultan will carry out a non-brokered private placement of up to 800,000 units (the "Units") at a price of $0.20 per Unit, for gross proceeds of up to $160,000. Each Unit is comprised of one (1) flow-through common share, one (1) non-flow-through common share in the capital of Sultan, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 24 months from closing, at an exercise price of $0.15 per share.

Additionally, and subject to regulatory approval, Sultan will carry out a non-brokered private placement of up to 1,950,000 units (the "Units") at a price of $0.10 per Unit, for gross proceeds of up to $195,000. Each Unit is comprised of one (1) non-flow-through common share in the capital of Sultan, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 24 months from closing, at an exercise price of $0.15 per share.

Cash finders' fees of up to 10% of the proceeds of the offering may be payable. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months from the date of issuance.

Proceeds from the non-brokered private placement will be used to fund exploration programs on Sultan's Jersey-Emerald Molybdenum Property, located near Salmo in south-eastern British Columbia, the Coripampa properties situated in Peru, and for general working capital.

Sultan has recently completed 200 metres of NQ diamond drilling in two underground holes drilled in the East Dodger Tungsten Mine area. The two holes were drilled to investigate a molybdenum bearing stockwork that was discovered by Placer-Dome during development of the East Dodger mine in the 1970's (Please refer to News Release of May 31, 2005). The drill holes are expected to provide important geological information on the strike dip and width of the molybdenum bearing stockwork that will assist in planning future drill programs. Assays from the current drilling are expected to be available by mid July.

Mr. Ed Lawrence, P.Eng., is managing the underground exploration program, and Mr. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Jersey-Emerald Molybdenum Property. Mr. Henry (Hank) Meixner, P.Eng. is Sultan's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Coripampa project.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 22, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CLOSES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has closed the non-brokered private placement previously announced July 14, 2005, for gross proceeds of $354,266. The private placement consisted of a combination of flow through and non-flow through shares as follows:

1. 797,500 units (the "Combined Units") at a price of $0.20 per Combined Unit, for gross proceeds of up to $159,500. Each Combined Unit is comprised of one (1) flow-through common share, one (1) non-flow-through common share in the capital of Sultan, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan expiring July 20, 2007, at an exercise price of $0.15 per share; and

2. 1,947,660 units (the "Units") at a price of $0.10 per Unit, for gross proceeds of up to $194,766. Each Unit is comprised of one (1) non-flow-through common share in the capital of Sultan, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan expiring July 20, 2007, at an exercise price of $0.15 per share.

RBC Dominion Securities Inc. and to Mr. Richard W. Hughes will receive collectively cash finder's fees totalling $11,500. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for a period of four months expiring November 21, 2005.

Proceeds from the above private placement will be used to fund exploration programs on Sultan's Jersey-Emerald Property, located near Salmo in south-eastern British Columbia and its Coripampa properties situated in Peru, and for general working capital.

Sultan has recently completed 200 metres of NQ diamond drilling in two underground holes drilled in the East Dodger Tungsten Mine area of the Jersey-Emerald Property. The two holes were drilled to investigate a molybdenum bearing stockwork that was discovered by Placer-Dome during development of the East Dodger mine in the 1970's (Please refer to News Release of May 31, 2005). The drill holes are expected to provide important geological information on the strike, dip and width of the molybdenum bearing stockwork that will assist in planning future drill programs. The assay lab has informed the company that assays from the current drilling will be available in one week.

Mr. Ed Lawrence, P.Eng., is managing the underground exploration program, and Mr. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Jersey-Emerald Property. Mr. Henry (Hank) Meixner, P.Eng. is Sultan's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Coripampa project.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

July 20, 2005.

Item 3. **News Release**

The press release was issued on July 22, 2005, via wire service.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Corporate Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

July 22, 2005.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 22, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CLOSES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has closed the non-brokered private placement previously announced July 14, 2005, for gross proceeds of $354,266. The private placement consisted of a combination of flow through and non-flow through shares as follows:

1. 797,500 units (the "Combined Units") at a price of $0.20 per Combined Unit, for gross proceeds of up to $159,500. Each Combined Unit is comprised of one (1) flow-through common share, one (1) non-flow-through common share in the capital of Sultan, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan expiring July 20, 2007, at an exercise price of $0.15 per share; and
2. 1,947,660 units (the "Units") at a price of $0.10 per Unit, for gross proceeds of up to $194,766. Each Unit is comprised of one (1) non-flow-through common share in the capital of Sultan, and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan expiring July 20, 2007, at an exercise price of $0.15 per share.

RBC Dominion Securities Inc. and to Mr. Richard W. Hughes will receive collectively cash finder's fees totalling $11,500. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for a period of four months expiring November 21, 2005.

Proceeds from the above private placement will be used to fund exploration programs on Sultan's Jersey-Emerald Property, located near Salmo in south-eastern British Columbia and its Coripampa properties situated in Peru, and for general working capital.

Sultan has recently completed 200 metres of NQ diamond drilling in two underground holes drilled in the East Dodger Tungsten Mine area of the Jersey-Emerald Property. The two holes were drilled to investigate a molybdenum bearing stockwork that was discovered by Placer-Dome during development of the East Dodger mine in the 1970's (Please refer to News Release of May 31, 2005). The drill holes are expected to provide important geological information on the strike, dip and width of the molybdenum bearing stockwork that will assist in planning future drill programs. The assay lab has informed the company that assays from the current drilling will be available in one week.

Mr. Ed Lawrence, P.Eng., is managing the underground exploration program, and Mr. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Jersey-Emerald Property. Mr. Henry (Hank) Meixner, P.Eng. is Sultan's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Coripampa project.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.